SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                     to

Commission file number 0-8467

A.	Full title of the plan and the address of the plan, if different from that of the issuers named below:

WESBANCO, INC. KSOP

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WesBanco, Inc.
1 Bank Plaza
Wheeling, WV 26003

Required Information

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESBANCO, INC. KSOP
(Name of Plan)

June 28, 2005
Date

/s/ Robert H. Young
Robert H. Young Executive Vice President and Chief Financial Officer

Audited Financial Statements and Supplemental Information WesBanco, Inc. KSOP Years ended December 31, 2004 and 2003 with Report of Independent Registered Public Accounting Firm

WesBanco, Inc. KSOP

Audited Financial Statements and Supplemental Information

Years ended December 31, 2004 and 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statements of net assets available for benefits of WesBanco, Inc. KSOP (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Pittsburgh, PA
June 3, 2005

WesBanco, Inc. KSOP

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Investments:
Registered investment companies	$11,879,083	$11,023,589
WesBanco common stock	20,750,891	13,906,702
WesBanco Unitized Fund	–	4,053,876
Cash and short-term investments	1,247,568	309,855
Participant loans	3,254	8,212
Total investments	33,880,796	29,302,234

Contributions receivable	323,761	184,664
Accrued assets	165,401	120,988
Total assets	34,369,958	29,607,886

Liabilities
Note payable to bank	253,241	578,850
Accrued liabilities	2,334	25,193
Net assets available for benefits	$34,114,383	$29,003,843

See accompanying notes.

WesBanco, Inc. KSOP

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2004	2003
Additions
Investment income:
Interest and dividends	$707,161	$595,007
Net appreciation in fair value of investments	3,433,588	4,899,208
Total investment income	4,140,749	5,494,215

Contributions:
Employer	842,233	888,843
Employees	1,748,947	1,437,288
Total contributions	2,591,180	2,326,131

Total additions	6,731,929	7,820,346

Deductions
Distributions to participants	1,598,093	1,651,163
Interest expense	23,296	47,475
Total deductions	1,621,389	1,698,638

Net increase	5,110,540	6,121,708

Net assets available for benefits:
Beginning of year	29,003,843	22,882,135
End of year	$34,114,383	$29,003,843

See accompanying notes.

WesBanco, Inc. KSOP

Notes to Financial Statements

December 31, 2004 and 2003

1. Plan Description

WesBanco, Inc. (WesBanco) is a bank holding company offering a wide range of financial services, including customary banking services, trust and investment management, insurance and brokerage services, through offices located in West Virginia, southwestern, central, and eastern Ohio, and western Pennsylvania.

The following brief description of the WesBanco, Inc. KSOP (Plan) is provided for general information purposes only. Participants should refer to the Plan Agreement and Summary Plan Description for more complete information. The Plan is administered by a committee comprised of employees and directors appointed by the Board of Directors of WesBanco. The Plan includes an employee stock ownership plan (ESOP), established on December 31, 1986, which is a noncontributory, defined contribution plan, and also qualifies as a cash or deferral arrangement under Section 401(k) of the Internal Revenue Code effective January 1, 1996. Prior to July 1, 2004, the Trust Department of WesBanco Bank, Inc. (Bank) was the trustee of the ESOP and State Street Bank and Trust Company was the trustee for the 401(k) portion of the Plan. Effective July 1, 2004, PNC Bank, N.A. (PNC) was appointed trustee and recordkeeper of the KSOP Plan replacing both State Street Bank and Trust Company and the Trust Department of the Bank. Trustee fees may be paid by the Plan or the Plan Sponsor (WesBanco) at the discretion of the Plan Sponsor.

Employee Stock Ownership Plan

Employer contributions to the ESOP are made in an amount determined by the Board of Directors. For any year in which the ESOP has a loan outstanding, the contribution may be no less than is needed to pay the required principal and interest on the loan for that year, net of dividends received on unallocated common stock. The ESOP makes contributions to participants who complete 1,000 hours of service during the plan year and who are actively employed on December 31. Contributions and forfeitures are allocated to participants in proportion to each participant’s compensation, but cannot exceed the lesser of $41,000 or 100% of such participant’s compensation during the plan year.

WesBanco, Inc. KSOP

Notes to Financial Statements (continued)

1. Plan Description (continued)

Participants’ interests in the ESOP are fully vested after five years of service. Distributions to participants who have left employment of the Company or their beneficiaries may be paid in either cash or stock in a lump-sum or installments over a period that the participant selects, within certain Plan restrictions. Generally, terminations of employment for reasons other than death, normal retirement, or permanent disability prior to completion of five years of service result in forfeiture. Forfeitures of terminated nonvested account balances at December 31, 2004 and 2003, totaled $62,241 and $80,224, respectively.

The ESOP maintains a revolving line of credit with the Bank and uses the proceeds of the loan to buy WesBanco common stock. The ESOP holds the common stock in a suspense account until principal payments are made on the loan. As loan payments are made, an amount of common stock is released from the suspense account and allocated to the accounts of the participants based on each participant’s compensation. The borrowing is collateralized by the unallocated shares of stock and periodic payments are guaranteed by WesBanco. The lender has no rights against the shares once they are allocated under the ESOP. At December 31, 2004, the KSOP holds 649,074 shares of WesBanco common stock, of which 617,479 shares were allocated to specific employee accounts and 31,595 shares were unallocated. Of the 31,595 unallocated shares, 16,150 were committed to be released.

401(k)

The 401(k) provides for salary deferral and matching employer contributions. An employee who has completed 60 days of service after attaining 21 years of age shall become a participant of the 401(k) the first day of each calendar month. Eligible employees can invest the employee deferral, employer matching, and employee rollover contribution among funds that are made available by the Plan Administrator. A participant’s interest is 100% vested in the employee deferral, employee matching, and rollover accounts. Hardship distributions can be made from a participant’s employee deferral account with approval by the Plan Administrator, if specific criteria are met.

WesBanco, Inc. KSOP

Notes to Financial Statements (continued)

1. Plan Description (continued)

Employer matching contributions may be paid to the Trust in cash or shares of WesBanco common stock, as determined by the Board. For the years ended December 31, 2004 and 2003, the matching contributions are equal to 50% of the first 4% of compensation deferred. Effective January 1, 2005, matching contributions are equal to 100% of the first 3% of compensation deferred and 50% of the next 2% of compensation deferred. The amount of the contribution will not be greater than the amount permitted by federal law. Effective January 1, 2004, participants may redirect any employer matching contributions made in common stock into other registered investment funds if the participant has been employed for three years or more. Effective January 1, 2005, participants are not required to be employed for three years to redirect employer matching contributions made in common stock into other registered investment funds.

In 2004, as a result of a change in the Plan’s Trustee and Recordkeeper, WesBanco replaced the Federated Prime Obligation Fund, Vanguard Intermediate Fund, Vanguard Short-Term Bond Fund, Harbor International Fund, T. Rowe Price Small Stock Fund, Harbor Capital Appreciation Fund, and the Fidelity Growth Company Fund with the BlackRock Money Market Portfolio, Federated Total Return Government Bond Fund, BlackRock GNMA Portfolio, American Funds Euro Pacific Growth Fund, Fidelity Advisor Small Cap Fund, T. Rowe Price Growth Stock Fund, and the American Funds Growth Fund of America, respectively. The ESOP and the Unitized funds were combined into the WesBanco Inc. Common Equity Fund and the Stock Liquidity Fund. WesBanco also offered new alternative fund options including the American Funds Bond Fund of America, American Funds Balanced Fund, American Funds Small Cap World Fund, Royce Low Price Stock Fund, and the Federated Capital Appreciation Fund. In 2003, WesBanco replaced the Harbor International Growth Fund with the Harbor International Fund. Other fund options included the WesMark Bond Fund, WesMark Growth Fund, WesMark Balanced Fund, WesMark Small Company Fund, AIM Funds Group Basic Value Class A, and the Federated Max Cap.

The net assets of the American Bancorporation Profit Sharing 401(k) (American Plan) were transferred into the Plan on January 3, 2003. American Plan participants were permitted to borrow from their fund accounts based upon the vested portion of participant and American Bancorporation contributions. Existing loans from the American Plan were grandfathered into the Plan; however, no new loans are permitted. Loan transactions were treated as a transfer to (from) the investment funds from (to) loans to participants. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates. Interest rates ranged from 8.75% to 10.50%. Principal and interest are paid ratably through payroll deductions.

WesBanco, Inc. KSOP

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

The financial statements of the Plan are prepared on the accrual basis, except for distributions to participants that are recorded when paid. Purchases and sales of securities are accounted for as of the trade date. Interest and dividend income is recorded as earned.

Valuation of Investments

The Plan’s investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Priorities Upon Termination of the Plan

WesBanco reserves the right to terminate the Plan at any time. In the event the Plan is completely or partially terminated or WesBanco determines it will permanently discontinue making contributions to the Plan, all property then credited to the participants’ accounts will immediately become fully vested and nonforfeitable. The Trustee will be directed to either continue to hold the property in the participants’ accounts in accordance with the provisions of the Plan until such accounts would become distributable under the provisions of the Plan, or distribute to such participants all property allocated to their accounts.

3. Transactions With Parties in Interest

Legal, accounting, and other administrative fees are paid at the discretion of the Plan Sponsor by the Plan or Plan Sponsor. The Bank provides investment advisory services for the WesMark funds. The Plan is administered by the Plan Sponsor. As noted below, the note payable represents a loan from the Bank. WesBanco makes contributions to the Plan which, for the ESOP, are then used to make required payments on the note payable to the Bank.

WesBanco, Inc. KSOP

Notes to Financial Statements (continued)

4. Note Payable

During 2000, the WesBanco ESOP renewed a revolving line of credit with the Bank. Conditions of the loan agreement provide for a revolving line of credit in the aggregate amount of $2,000,000 which facilitated the purchase of 120,000 shares of WesBanco common stock in the open market early in 2001. No additional stock purchases have occurred since that date. The loan bears interest at a rate equal to the lender’s base rate and requires annual repayments of principal equal to 20% of the balance as of January 1 of each year. The loan has a final maturity date of five years from the date of inception. The $2,000,000 revolving line of credit had a balance of $253,241 and $578,850 as of December 31, 2004 and 2003, respectively.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 15, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

WesBanco, Inc. KSOP

Notes to Financial Statements (continued)

6. Investments

For the years ended December 31, 2004 and 2003, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value, as determined by quoted market prices, as follows:

	2004		2003
	Fair Value	Net Appreciation (Depreciation )	Fair Value	Net Appreciation (Depreciation )
Investments, at fair value as determined by quoted market price
Participant-directed investments:
Federated Prime Obligations Fund	$-	$-	$1,179,888	$-
Cash	50	-	-	-
BlackRock Money Market	1,233,749	6,132	-	-
WesMark Small Company Fund	1,137,770	26,804	980,130	306,659
WesMark Bond Fund	886,817	(4,853)	840,042	(1,158)
WesMark Growth Fund	3,974,465*	50,447	3,660,258*	921,987
Harbor International Growth Fund	-	-	-	164
Harbor International Fund	-	15,699	415,393	76,573
WesMark Balanced Fund	769,043	(2,604)	745,619	100,228
Harbor Capital Appreciation Fund	-	25,840	878,544	202,283
Federated Max-Cap Fund	863,019	78,777	704,135	135,324
AIM Funds Group Basic Value Class A	1,384,410	133,298	1,122,695	272,802
Vanguard Group Fed Fixed Income Fund	-	(510)	42,621	(489)
Vanguard Group Fixed Income Intermediate Term	-	(5,992)	287,424	(8,566)
T. Rowe Price Mutual Funds Small Cap Stock	-	11,405	115,551	19,910
Fidelity Advisor Small Cap	229,474	26,184	-	-
American Bond Fund of America	39,165	408	-	-
BlackRock GNMA Class A	66,954	344	-	-
Federated Total Return Govt. Bd.	433,467	1,764	-	-
American Balanced R3	57,587	1,276	-	-
American Growth Fund of America	273,674	16,907	-	-
Federated Capital Appreciation	8,906	643	-	-
American Small Cap World R3	27,984	2,637	-	-
Royce Low Price Stock	139,763	10,237	-	-
American EuroPacific Growth R3	595,383	64,321	-	-
T. Rowe Price Growth Stock Fund	991,202	73,836	-	-
Fidelity Investments Growth Company Fund	-	3,695	51,289	6,603
Participant loans	3,254	-	8,212	-
Total participant-directed	13,116,136	536,695	11,031,801	2,032,320

Nonparticipant-directed investments:
WesBanco Common Stock	20,750,891*	2,896,893	13,906,702*	2,160,966
BlackRock Money Market	12,733	-	-	-
WesBanco Stock Liquidity Fund	1,036	-	-	-
WesBanco Unitized Fund	-	-	4,053,876*	705,922
Federated Prime Obligations Fund	-	-	309,855	-
Total nonparticipant-directed	20,764,660	2,896,893	18,270,433	2,866,888
Total	$33,880,796	$3,433,588	$29,302,234	$4,899,208

*The fair value of these individual investments represents 5% or more of the Plan’s net assets.

WesBanco, Inc. KSOP

Notes to Financial Statements (continued)

6. Investments (continued)

Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	WesBanco Stock Liquidity Fund	WesBanco Common Stock Equity Fund	WesBanco Unallocated ESOP Fund	Total
2004
Investments, at fair value:
WesBanco common stock	$ -	$19,740,799	$1,010,092	$20,750,891
Cash and short-term investments	1,036	-	12,733	13,769
Total investments	1,036	19,740,799	1,022,825	20,764,660

Accrued assets	157,509	-	7,892	165,401
Due to (from)	-	516,316	(516,316)	-
Total assets	158,545	20,257,115	514,401	20,930,061

Note payable to bank	-	-	(253,241)	(253,241)
Net assets available for benefits	$158,545	$20,257,115	$261,160	$20,676,820

2003
Investments, at fair value:
WesBanco common stock	$12,384,387	$1,522,315	$ -	$13,906,702
WesBanco Unitized Fund	-	-	4,053,876	4,053,876
Cash and short-term investments	309,855	-	-	309,855
Total investments	12,694,242	1,522,315	4,053,876	18,270,433

Accrued assets	120,988	-	-	120,988
Due to (from)	648,378	(648,378)	-	-
Total assets	13,463,608	873,937	4,053,876	18,391,421

Note payable to bank	-	(578,850)	-	(578,850)
Net assets available for benefits	$13,463,608	$295,087	$4,053,876	$17,812,571

WesBanco, Inc. KSOP

Notes to Financial Statements (continued)

6. Investments (continued)

	WesBanco Unitized Fund	WesBanco Allocated ESOP Fund	WesBanco Stock Liquidity Fund	WesBanco Common Stock Equity Fund	WesBanco Unallocated ESOP Fund	Total
Net assets available for benefits at January 1, 2004	$4,053,876	$13,463,608	$-	$-	$295,087	$17,812,571
Additions:
Interest and dividends	-	225,487	315,325	-	43,439	584,251
Net appreciation (depreciation)	-	-	-	2,959,985	(63,092)	2,896,893
Contributions	227,751	-	151,988	-	312,000	691,739

Deductions:
Distributions	(156,739)	(343,269)	(7)	(495,949)	-	(995,964)
Interest expense	-	-	-	-	(23,295)	(23,295)
Net transfers	(4,124,888)	(13,345,826)	(308,761)	17,793,079	(302,979)	(289,375)
Net assets available for benefits at December 31, 2004	$-	$-	$158,545	$20,257,115	$261,160	$20,676,820

	WesBanco Allocated ESOP Fund	WesBanco Unallocated ESOP Fund	WesBanco Unitized Fund	Total

Net assets available for benefits at January 1, 2003	$11,193,535	$258,451	$3,018,082	$14,470,068
Additions:
Interest and dividends	450,054	47,209	-	497,263
Net appreciation in fair value of investments	2,055,811	105,155	705,922	2,866,888
Contributions	-	450,000	527,909	977,909

Deductions:
Distributions	(754,045)	-	(127,758)	(881,803)
Interest expense	-	(47,475)	-	(47,475)
Net transfers	518,253	(518,253)	(70,279)	(70,279)
Net assets available for benefits at December 31, 2003	$13,463,608	$295,087	$4,053,876	$17,812,571

7. Subsequent Events (Unaudited)

On August 31, 2004, WesBanco completed the acquisition of Western Ohio Financial Corporation (Western Ohio). As a result of the acquisition, the Western Ohio Savings 401(k) Plan was closed to new contributions and based on eligibility dates all new Western Ohio participants were automatically enrolled in the WesBanco KSOP Plan. Effective January 5, 2005, Western Ohio’s plan was merged with and into the WesBanco KSOP Plan. Western Ohio’s 401(k) Plan had assets totaling approximately $1.2 million as of the date of transfer.

WesBanco, Inc. KSOP

Notes to Financial Statements (continued)

7. Subsequent Events (Unaudited) (continued)

On January 3, 2005, WesBanco completed the acquisition of Winton Financial Corporation (Winton Financial). As a result of the acquisition, the Winton Financial Savings 401(k) Plan was closed to new contributions and based on eligibility dates all new Winton Financial participants were automatically enrolled in the WesBanco KSOP Plan. Effective April 1, 2005, Winton Financial’s plan was merged with and into the WesBanco KSOP Plan. Winton Financial’s 401(k) Plan had assets totaling approximately $14.1 million at the date of transfer.

Supplemental Information

WesBanco, Inc. KSOP

EIN #55-0571723 Plan #002

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2004

Identity of
Issue, Borrower,
Lessor, or	Description of		Current
Similar Party	Investment	Cost	Value

	Short-Term Investments
1,036	WesBanco Stock Liquidity Fund*		$ 1,036
919,768	BlackRock Money Market		1,246,482
50	Cash		50

	Registered Investment Companies
152,721	WesMark Small Company Fund*		1,137,770
89,127	WesMark Fixed Income Fund*		886,817
310,021	WesMark Growth Fund*		3,974,465
85,071	WesMark Balanced Fund*		769,043
35,297	Federated Max-Cap Fund		863,019
42,702	AIM Funds Group Basic Value Class A		1,384,410
37,489	T-Rowe Price Mutual Funds Small Cap Stock		991,202
9,317	Fidelity Advisor Small Cap		229,474
2,869	American Bond Fund of America		39,165
6,756	BlackRock GNMA Class A		66,954
39,695	Federated Total Return Govt Bd.		433,467
3,208	American Balanced R3		57,587
10,099	American Growth Fund of America		273,674
351	Federated Capital Appreciation		8,906
904	American Small Cap World R3		27,984
9,117	Royce Low Price Stock		139,763
16,886	American EuroPacific Growth R3		595,383

	Equity Securities
649,044	WesBanco Common Stock*	$ 10,910,085	20,750,891

	Participant Loans
	Loan Account* (interest rates range from
	8.75% to 10.50% and have maturities
	through January 2006)		3,254

*Party in interest

WesBanco, Inc. KSOP

EIN #55-0571723 Plan #002

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2004

Current
Value of
Asset on
Identity of		Purchase	Selling	Cost of	Transaction	Net
Party Involved	Description of Assets	Price	Price	Asset	Date	Gain

There were no type categories (i), (ii), (iii), and (iv) transactions for the year ended December 31, 2004.